UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

VeriSign, Inc.
(Name of Subject Company (issuer))

VeriSign, Inc.
(Names of Filing Persons (offeror))

Options to purchase common stock, par value $0.001 per share, under the VeriSign, Inc. 2001 Stock Incentive Plan
(Title of Class of Securities)

92343E102
(CUSIP Number of Class of Securities (underlying common stock, par value $0.001 per share))

James M. Ulam, Esq.
Senior Vice President, General Counsel
VeriSign, Inc.
487 East Middlefield Road
Mountain View, California 94043
(650) 961-7500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey R. Vetter, Esq.
R. Gregory Roussel, Esq.
FENWICK & WEST LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee
Transaction valuation	Amount of filing fee
$127,379,078*	$11,719**

*
Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 14,144,587 shares of common stock of VeriSign, Inc. having an aggregate value of $127,379,078as of November 20, 2002 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .000092 times the transaction valuation.

**	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.
Form or Registration No.:    Not applicable.
Filing Party:    Not applicable.
Date Filed:    Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by VeriSign, Inc. (the “Company”) with the Securities and Exchange Commission on November 27, 2002 (the “Schedule TO”), relating to an offer by the Company to exchange certain Company options for new options to purchase shares of common stock to be granted by the Company upon the terms and subject to the conditions described in the Offer to Exchange that was filed as Exhibit (a)(1) to the Schedule TO.

ITEM 12.    EXHIBITS.

Exhibit Number	Description

(a)(1)	Offer to Exchange Dated November 27, 2002.*

(a)(2)	Form of Election to Participate.*

(a)(3)	Form of Confirmation to Employees of Receipt of Election to Participate/Not Participate in the Offer to Exchange.*

(a)(4)	Form of Confirmation of Cancellation to Employees Electing to Participate in the Offer to Exchange.*

(a)(5)	Form of Notice of Withdrawal.*

(a)(6)	Form of Email Sent to Eligible Option Holders on November 27, 2002.*

(a)(7)	Form of Email Sent to Eligible Option Holders on November 27, 2002.*

(a)(8)	The Company’s annual report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 18, 2002 (incorporated herein by reference).

(a)(9)	The Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002 (incorporated herein by reference).

(a)(10)	Questions and answers about the Offer to Exchange dated December 13, 2002.

(a)(11)	Form of Email Sent to Eligible Option Holders on December 13, 2002.

(b)	Not applicable.

(d)(1)
The VeriSign, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 4.05 filed with the Company’s Registration Statement on Form S-8 on September 21, 2001 (Commission File No. 333-69818)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: December 13, 2002	VERISIGN, INC.

	By:	/s/ James M. Ulam
James M. Ulam Senior Vice President, General Counsel and Secretary

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Exchange Dated November 27, 2002.*

(a)(2)	Form of Election to Participate.*

(a)(3)	Form of Confirmation to Employees of Receipt of Election to Participate/Not Participate in the Offer to Exchange.*

(a)(4)	Form of Confirmation of Cancellation to Employees Electing to Participate in the Offer to Exchange.*

(a)(5)	Form of Notice of Withdrawal.*

(a)(6)	Form of Email Sent to Eligible Option Holders on November 27, 2002.*

(a)(7)	Form of Email Sent to Eligible Option Holders on November 27, 2002.*

(a)(8)	The Company’s annual report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 18, 2002 (incorporated herein by reference).

(a)(9)	The Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002 (incorporated herein by reference).

(a)(10)	Questions and answers about the Offer to Exchange dated December 13, 2002.

(a)(11)	Form of Email Sent to Eligible Option Holders on December 13, 2002.

(b)	Not applicable.

(d)(1)
The VeriSign, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 4.05 filed with the Company’s Registration Statement on Form S-8 on September 21, 2001 (Commission File No. 333-69818)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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